FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___ ___ ___

SUEZ

Société Anonyme with share capital of EUR 2,052,561,930
Corporate headquarters : 16, rue de la Ville l'Evêque – 75008 Paris
Paris Register of Commerce : 542 062 559

Notice of Meeting

Holders of Suez 4 % January/February 1996 convertible bonds are invited to attend the **General Meeting on Friday, April 5, 2002 at 10.00 am**, at the Company's corporate headquarters, 16, rue de la Ville l'Evêque, 75008 Paris, in order to deliberate on the following agenda :

- Board of Directors' Report,
- Resolutions to be submitted to the Combined Annual and Extraordinary General Meeting , granting authorization to the Board of Directors :
    - to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the company,
    - to increase the share capital through the issue of shares reserved for employee members of a Suez Group Corporate Savings Plan,
    - to increase the share capital through the issue of shares reserved for employee members of a US Group Corporate Savings Plan,
    - to increase the share capital, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA (communication of the Independent Expert's Report).
- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of marketable securities conferring immediate or future entitlement to shares in the Company.
- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of shares reserved for employee members of a Suez Group Corporate Savings Plan.
- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of shares reserved for employee members of a US Group Corporate Savings Plan.
- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting , in order to grant authorization to the Board of Directors to increase the share capital in favor of Spring Multiple 2002 SCA.

- Powers to carry out decisions and perform formalities.

If the quorum requirements should not be met at this General Meeting, the Meeting will be re-convened on **Friday, April 19, 2002 at 10.00 am**, at the Company's corporate headquarters, 16, rue de la Ville l'Evêque 75008 Paris.

To be entitled to attend or be represented at this Meeting, holders of registered bonds should have their bonds recorded in their name in the Bond Register, at least one day prior to the date of the Meeting.

Holders of bearer bonds should have filed by the bank, financial institution or broker with which their bonds are recorded, a certificate stating that their bonds are not transferable up until the date of the General Meeting. This certificate must be received by Crédit Agricole Investors Services/CT (Service Assemblées, 128-130, boulevard Raspail – 75288 Paris Cedex 06 - France) at least one day prior to the date of the General Meeting.

The Board of Directors

General Secretariat
PhC/PF– March 11, 2002

Société Anonyme with share capital of EUR 2,052,561,930
Corporate headquarters: 16, rue de la Ville l'Evêque - 78008 Paris
Paris Register of Commerce: 542 062 559

Notice of Meeting

Shareholders of Suez are informed that they will soon be invited to attend the Combined Annual and Extraordinary General Meeting on April 16, 2002, at 10:00 am, at the Company's corporate headquarters, or in the absence of quorum, in the Grand Auditorium of the Palais des Congrès, 2, place de la Porte-Maillot, 75017 Paris (France), on Friday April 26, 2002, at 2:30 pm, to deliberate on the following agenda:

- Board of Directors' Report
- Auditors' Reports
- Independent Expert's Report
- Approval of the fiscal year 2001 Company financial statements and the transactions performed during the year
- Appropriation of earnings and declaration of the dividend
- Vote on the Auditors' Report on Agreements involving Directors of the Company
- Approval of the fiscal year 2001 consolidated financial statements
- Appointment of a Director
- Setting of Directors' fees
- Authorization to trade in the Company's shares
- Amendment of the bylaws in compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001
- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts
- Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange
- Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

- Authorization granted to the Board of Directors to issue shares reserved for employee members of a Suez Group Corporate Savings Plan
- Authorization granted to the Board of Directors to perform a share issue reserved for employee members of a US Group Corporate Savings Plan
- Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA
- Approval of the US Group Corporate Savings Plan enabling employees of US companies to subscribe to share issues reserved for employee members of the US Group Savings Plan
- Powers to carry out decisions and perform formalities

DRAFT RESOLUTIONS

* * *

A. RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

First Resolution - **Approval of the fiscal year 2001 Company financial statements and the transactions performed during the year**

Shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors' and Auditors' Reports, approve the transactions which took place in fiscal year 2001 and the Company financial statements for the year ended December 31, 2001, as presented.

Second Resolution - **Appropriation of earnings and declaration of the dividend**

Shareholders, deliberating as an Ordinary General Meeting and noting that net income for the year is EUR 2,283,303,843.05 and retained earnings EUR 244,056,768.40, approve the following appropriation of these sums, representing a total of EUR 2,527,360,611.45, recommended by the Board of Directors:

	EUR
- Special long-term capital gains reserve	7,211,916.00
- Dividend per the bylaws of 5% of the par value on 1,021,397,759 fully paid-up shares	102,139,775.90
- Additional dividend on the 1,026,280,965 shares outstanding	626,031,388.65
- Tax credit	304,085,582.28
- Retained earnings	1,487,891,948.62
	2,527,360,611.45

Consequently, shareholders set the net dividend for fiscal year 2001 at EUR 0.71 per fully paid-up share, plus a tax credit of EUR 0.355, giving a total gross dividend per share of EUR 1.065.

For fully paid-up shares, this net dividend of EUR 0.71 per share comprises the dividend per the bylaws of EUR 0.10 and an additional dividend of EUR 0.61.

As the 4,883,206 shares not fully paid up are only entitled to the additional dividend of EUR 0.61 and a tax credit of EUR 0.305, the gross dividend payable to these shares is EUR 0.915 per share.

Dividends shall fall due for payment on May 2, 2002, the ex-dividend date.

Where the Company holds certain of its own shares on the dividend payment date, the amounts corresponding to the dividend not paid on these shares shall be allocated to retained earnings.

Pursuant to applicable law, shareholders hereby acknowledge that distributions in respect of the three previous fiscal years were as follows:

Fiscal year	Number of shares receiving dividends	Distribution (in EUR millions)	Net dividend (in EUR)	Tax credit (in EUR)	Gross dividend (in EUR)
1998	725,841,950	392.0	0.54	0.27	0.81
1999	956,735,160	574.0	0.60	0.30	0.90
2000	981,374,850 shares fully paid-up	647.7	0.66	0.33	0.99
	5,011,830 shares not fully paid-up	2.8	0.56	0.28	0.84

Third Resolution - **Auditors' Report on Agreements Involving Directors of the Company**

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Auditors' Report on agreements involving Directors of the Company falling within the scope of Articles L 225-38 and L 225-86 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fourth Resolution - **Approval of the fiscal year 2001 consolidated financial statements**

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' and Auditors' Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2001 as presented.

Fifth Resolution – **Appointment of a Director**

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' Report, appoint Mr. Jean-Jacques Salane to the Board of Directors from the end of this General Meeting and for a term of four years.

Mr. Jean-Jacques Salane's term of office shall expire at the end of the Annual General Meeting held to adopt the fiscal year 2005 financial statements.

Sixth Resolution - **Setting of Directors' fees**

Shareholders, deliberating as an Ordinary General Meeting, and have reviewed the Board of Directors' Report, set the total amount of directors' fees allotted annually to the Board of Directors for the current fiscal year and all subsequent fiscal years, subject to a new decision, at EUR 800,000.

Seventh Resolution - **Authorization to trade in the Company's share**

Shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors' Report and the prospectus approved by the *Commission des Opérations de Bourse*, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, in connection with :

- their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting;
- their retention and, where applicable, their transfer, sale or exchange as part of financial transactions or the asset and financial management of share capital and assets, it being noted that the Board of Directors may also buy and sell shares in line with the position on the market,
- their allotment or sale to current or former Group employees or the implementation of stock purchase option plans;
- the stabilization of the stock market price of Company shares;

in accordance with the following terms and conditions:

- the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed EUR 5 billion;
- the maximum purchase price is set at EUR 50 and the minimum selling price at EUR 32. However, where it is decided to implement the options offered by the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split , the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supercedes that granted by the twenty-eighth resolution presented to the Combined Annual and Extraordinary General Meeting of May 4, 2001.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to all bodies and generally do all that is necessary.

B. RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Eighth Resolution - **Amendment of the bylaws in compliance with the New Economic Regulations Law n° 2001-420 of May 15, 2001**

Shareholders, deliberating as an Extraordinary General Meeting and having read the Board of Directors' Report:

- decide to amend the Company bylaws in compliance with the New Economic Regulations Law n°2001-420 of May 15, 2001,
- consequently decide to amend Articles 12, 13, 14, 15, 18, 19 and 24 of the current bylaws as follows:

Article 12 – Chairman of the Board of Directors

The following paragraph is added to this Article:

"The Chairman represents the Board of Directors. He organizes and directs the activities of the Board and reports thereon to shareholder meetings. He ensures the proper functioning of Company bodies and, in particular, that all directors are in a position to fulfil their duties."

Article 13 – Decision of the Board of Directors

The following sentence is added at the end of paragraph one:

"Where a meeting has not been called in over two months, a minimum of one-third of Directors may ask the Chairman to call a meeting to discuss a specific agenda. The Chief Executive Officer may also ask the Chairman to call a meeting of the Board of Directors to discuss a specific agenda."

Article 14 – Minutes

The words "a Managing Director" in paragraph two of this article are replaced by the words "*the Chief Executive Officer, an Executive Vice-President*".

Article 15 – Powers of the Board of Directors

The single paragraph in this Article is replaced by the following:

"The Board of Directors determines the strategic direction of Company activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary."

Article 18 – Chairman

The title and text of this Article now read as follows:

"Article 18 - General Management

The general management of the Company is assumed by either the Chairman of the Board of Directors or another individual appointed by the Board of Directors and bearing the title of Chief Executive Officer. Board of Directors' decisions regarding the choice between these two general management approaches are made in accordance with these bylaws.

Shareholders and third parties are informed of this choice in accordance with the terms and conditions set by Council of State Decree.

Th Chief Executive Officer is invested with the widest possible powers to act in all circumstances in the name of the Company. He exercises these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholder meetings or the Board of Directors.

Irrespective of the term for which such powers are conferred, the duties of Chief Executive Officer shall cease no later than the end of the Annual General Meeting of Shareholders held to approve the financial statements of the fiscal year then ended and held in the year in which the Chief Executive Officer reaches sixty-five years of age. However the Board of Directors can decide to extend such duties, on one or several occasions, up to a maximum of three years.

Where the Chief Executive Officer is a Director, the duration of his duties may not exceed that of his term of office as Director.

Where general management of the Company is assumed by the Chairman of the Board of Directors, the requirements of the bylaws and legislation relating to the Chief Executive Officer apply to him."

Article 19 – Executive Vice-Chairman

The title and text of this Article now read as follows:

"Article 19- Executive Vice-Presidents

On the recommendation of the Chief Executive Officer, the Board of Directors can appoint one or several Executive Vice-Presidents up to a maximum of five.

Where an Executive Vice-President is a Director, the duration of his duties may not exceed that of his term of office as Director.

Irrespective of the term for which such powers are conferred, the duties of Executive Vice-President shall cease no later than the end of the Annual General Meeting of Shareholders held to approve the financial statements of the fiscal year then ended and held in the year in which the Executive Vice-President reaches sixty-five years of age. However the Board of Directors can, on the recommendation of the Chief Executive Officer, decide to extend such duties, on one or several occasions, up to a maximum of three years.

With the approval of the Chief Executive Office, the Board of Directors determines the extent and duration of powers delegated to Executive Vice-Presidents, who, nonetheless, have the same powers as the Chief Executive Officer in their dealings with third parties"

Article 24 – Voting rights

The last paragraph is replaced by the following:

"Shareholders may vote by correspondence in accordance with the terms, conditions and procedures laid down by prevailing law and regulations. Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the Board of Directors published in the notice of meeting, by remote transmission, in accordance with the terms and conditions set by law and regulations."

To enable the implementation of Article 18, paragraph one, of the bylaws, as amended by this resolution, shareholders decide that the Board of Directors shall choose, for the first time, between the two general management approaches, during its first meeting following this General Meeting.

__Ninth Resolution__ - **Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts**

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors' Report and the Auditors' Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof:

1. Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of May 5, 2000 to increase the share capital through the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

2. Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, and in amounts and at times decided by it:

   a. through the issue, in euros, foreign currency or other unit of account determined by reference to a basket of currencies, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company, whether by subscription, conversion, exchange, redemption, presentation of a warrant or any other means,

   b. and/or by the capitalization of additional paid-in capital, reserves, earnings or other amounts the capitalization of which is permitted by law and the bylaws, and the bonus allotment of shares or an increase in the par value of existing shares.

3. Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4. Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

   - in the case of a share capital increase performed by way of the issues referred to in paragraph 2.a. above:

     a. the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed EUR 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the tenth resolution proposed to this General Meeting,

     b. the total maximum nominal amount of the aforementioned debt securities may not exceed EUR 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the tenth resolution proposed to this General Meeting;

   - in the case of capitalization of additional paid-in capital, reserves, earnings or other amounts, the par value increase in share capital may not exceed the total of amounts capitalized, it being specified that this limit is in addition to the ceiling set in paragraph 4.a. above.

5. In the event of utilization of this authorization by the Board of Directors for the purpose of a share issue referred to in paragraph 2.a. above:

   - decide that the issue or issues shall be reserved in preference for existing shareholders, who may subscribe to them as of right;

   - confer, nonetheless, the power on the Board of Directors to grant shareholders subscription rights in excess of the number to which they are entitled as of right, in proportion to their preferential subscription rights and subject to demand;

   - decide that where subscriptions as of right and, where applicable, excess subscriptions, do not absorb the entire issue, the Board of Directors may use one or other of the following facilities, in an order determined by it and subject to legal terms and conditions:

     ◊ limit the share capital increase to the amount of subscriptions, provided this represents at least three-quarters of the increase initially decided,

     ◊ distribute freely all or part of the issued securities not subscribed,

     ◊ offer to the general public all or part of the issued securities not subscribed, on French and/or international markets;

   - decide that any issue of stock subscription warrants may be performed either by subscription offer in accordance with the terms and conditions detailed above, or by bonus allotment to holders of existing shares; in the event of bonus allotment the Board of Directors may decide that fractional share rights shall not be negotiable and that the corresponding warrants shall be sold and the resulting proceeds distributed to the holders of these rights no later than thirty days after the date of inscription in their account of the whole number of warrants allotted;

- take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders;

- decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued pursuant to this authorization, shall be at least equal to 70% of the average opening listed price of the share on the Paris Bourse during ten consecutive stock market days selected among the twenty stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

6. Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

- determine the terms and conditions of the share capital increase and/or issue;

- with respect to issues performed pursuant to paragraph 2.a. above:

  ◊ decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue,

  ◊ determine the dates and terms and conditions of issue, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium,

  ◊ determine the method of paying up shares and/or securities issued,

  ◊ set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue,

  ◊ set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued,

  ◊ provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months,

  ◊ set the terms and conditions, where applicable, for the maintenance of the rights of holders of marketable securities conferring future entitlement to shares in the Company, in accordance with legal and regulatory provisions,

- ◊ at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;

- with respect to the capitalization of additional paid-in capital, reserves, earnings or other amounts:

  - ◊ set the amount and nature of amounts to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased and determine the dividend ranking date of new shares or the date of effect of any par value increase, which may be retroactive,

  - ◊ decide, where applicable, by derogation from the provisions of Article L 225-149 of the French Commercial Code, that fractional rights shall not be negotiable and that the corresponding shares shall be sold and the resulting proceeds distributed to the holders of these rights no later than thirty days after the date of inscription in their account of the whole number of shares allotted;

- and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Tenth Resolution - **Authorization granted to the Board of Directors to increase the share capital of the Company through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company, including within the context of a public offer for exchange**

Shareholders, deliberating as an Extraordinary General Meeting, having read the Board of Directors' Report and the Auditors' Special Report, and in accordance with the requirements of the French Commercial Code and, in particular, Article L 225-129 thereof and Articles L 225-148, L 225-150 and L 228-93

1. Cancel the authorizations granted by the Combined Annual and Extraordinary General Meeting of May 5, 2000 to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the Company.

2. Confer full powers on the Board of Directors to increase the share capital of the Company, on one or more occasions, in amounts and at times decided by it, on the French and/or international markets, by way of a public offering in euros, foreign currency or any other unit of account determined by reference to a basket of currencies, through the issue:

   - by the Company, of shares, warrants and/or marketable securities conferring immediate or future entitlement, at any time or on a fixed date, to shares in the Company by way of subscription, conversion, exchange, redemption, presentation of a warrant or any other means; it being noted that these securities may be issued in consideration for securities transferred to the Company pursuant to a public offer of exchange for securities satisfying the terms and conditions laid down in Article L 225-148 of the French Commercial Code;

- and/or by one of the companies in which Suez holds, directly or indirectly, more than one half of the share capital, and with the approval of this latter, of:

  - ◊ bonds with Suez stock subscription warrants attached,

  - ◊ any other marketable securities conferring entitlement by way of conversion, exchange, redemption, presentation of a warrant or any other means to the allotment, at any time or on a fixed date, of securities which represent or will represent a share in the share capital of Suez, it being noted that these marketable securities may take the form of shares with stock subscription warrants attached, convertible bonds, bonds redeemable in shares or any other form not incompatible with prevailing legislation.

3. Confer these powers for a period of twenty-six months commencing the date of this General Meeting.

4. Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

   a. the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed EUR 700 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the ninth resolution proposed to this General Meeting,

   b. the total maximum nominal amount of the aforementioned debt securities may not exceed EUR 5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the ninth resolution proposed to this General Meeting;

5. Decide to cancel shareholder preferential subscription rights to securities issued pursuant to this resolution, either by the Company or by a company in which Suez holds, directly or indirectly, more than one-half of the share capital, leaving, nonetheless, the Board of Directors the option to offer shareholders, during a period and in accordance with terms and conditions determined by it, and with respect to all or part of the issue performed, priority entitlement to subscription without creation of negotiable rights.

6. Decide that where subscriptions by shareholders and the general public do not absorb the entire marketable security issue, the Board of Directors may use one or other of the following facilities, in an order determined by it:

   - ◊ limit the issue to the amount of subscriptions, provided this represents at least three-quarters of the issue initially decided,

   - ◊ distribute freely all or part of the securities not subscribed,

7. Take due note that this authorization entails the waiver by shareholders of their preferential subscription rights, in favor of holders of securities other than unattached stock subscription warrants and convertible bonds, to the securities to which these marketable securities confer entitlement; decide, in the event of issue of unattached stock subscription warrants or convertible bonds, to cancel shareholder preferential subscription rights to the securities to which these marketable securities confer entitlement, in favor of their holders;

8. Decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued for cash pursuant to this authorization, shall be at least equal to the minimum value set by law, that is currently the average opening listed price of the share on the Paris Bourse during ten consecutive stock market days selected among the twenty stock market days preceding the issue of the shares and/or securities conferring entitlement thereto, after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

9. Confer full powers on the Board of Directors to implement this authorization, subject to the terms and conditions laid down by law, and in particular to:

- determine the terms and conditions of the issue(s) in accordance, where appropriate, with competent subsidiary bodies;
- decide the amount to be issued, the issue price and the amount of any additional paid-in capital to be requested on issue,
- determine the dates and terms and conditions of issues, the nature and form of securities to be created and, in particular, whether subordinated or perpetual, set the interest rate payable on debt securities, their method of redemption, including by exchange or allocation for payment of all assets and securities and their redemption price whether fixed or variable, with or without premium,
- determine the method of paying up shares and/or securities issued,
- decide that the issue balance not subscribed shall be allotted, at its discretion, in whole or in part, or that the issue shall be limited to the amount of subscriptions received, it being noted that the Board of Directors may use all of the above options, in the order it sees fits, or just one of them;
- set, where appropriate, the exercise terms and conditions attaching to securities issued or to be issued and, in particular, determine the dividend ranking date of new shares, which may be retroactive, and all other terms and conditions relating to the realization of the issue,
- set the terms and conditions, where appropriate, for the redemption or exchange of securities issued or to be issued,
- provide for the potential suspension of the exercise of rights attaching to these securities during a period not exceeding three months,
- more specifically, where securities are issued in consideration for securities transferred in the context of a public offer of exchange:
    - ◊ draw-up the list of securities provided in exchange,

- o set the issue terms and conditions, the exchange parity and the amount of any balancing cash payment,
- o determine issue procedures within the context of a public offer of exchange, an alternative public offer of exchange or takeover bid offer or a principal public offer of exchange or takeover bid combined with a specific public offer of exchange or takeover bid,

- at its own initiative, offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;

- and more generally, enter into all agreements, in particular to ensure the proper completion of the proposed issue, take all measures and perform all formalities necessary to the issue and the financial service of the securities issued pursuant to this authorization and the exercise of the rights attaching, duly record the share capital increase or increases resulting from utilization of this authorization and make the necessary amendments to the bylaws.

Eleventh Resolution - Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report and the Auditors' Special Report:

- authorize the Board of Directors, for a period of eighteen months, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period;

- confer full powers on the Board of Directors to:

  - perform such share capital reductions,
  - set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,
  - deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,
  - make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

Twelfth Resolution - Authorization granted to the Board of Directors to issue shares reserved for employee members of a Suez Group Corporate Savings Plan

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors' Report and Auditors' Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L 225-129 and L 225-138 thereof and Articles L 443-1 et. seq. of the French Labor Code:

- cancel the authorization granted by the Combined Annual and Extraordinary General Meeting of June 11, 1998 to increase the share capital in favor of employee members of a corporate savings plan;

- authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a five-year period commencing the date of this General Meeting;

- reserve the subscription of the entire share issue for employees of the Company and affiliated companies and economic interest groupings within the meaning of Article L 233-16 of the French Commercial Code, who are members of a Group corporate savings plan and/or a voluntary employee saving partnership, with the exception of employee members of the US Group Corporate Savings Plan (hereinafter referred to as the "employees");

- authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;

- decide that the total number of shares subscribed and/or allotted pursuant to this resolution must not exceed 3% of the share capital on the day of the Board of Directors' decision;

- cancel shareholder preferential subscription rights in favor of the employees for whom the share issue is reserved;

- decide that the issue price of the new shares to be issued shall be equal to 80% of the average opening listed price of the Suez share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors' or, where applicable, the Chairman's decision setting the subscription period opening date for the share issue reserved for employees;

- confer full powers on the Board of Directors, including that of delegation, to:

  a. decide, at the time of each share capital increase, whether the shares should be subscribed directly by employees or via the intermediary of a mutual fund;

  b. decide, where applicable, the allotment of bonus shares or other securities conferring entitlement to shares as detailed above;

  c. determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the issue price for new shares issued, in accordance with the aforementioned rules, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid-up, subject to a maximum period of three years, whether shares may be paid-up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;

  d. duly note the completion of the share capital increase in the number of shares effectively subscribed;

  e. perform, either directly or through a duly authorized representative, all transactions and formalities;

  f. make the appropriate amendments to the bylaws with respect to the share capital increase;

g. offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;

h. and generally do all that is necessary.

Thirteenth Resolution - **Authorization granted to the Board of Directors to perform a share issue reserved for employee members of a US Group Corporate Savings Plan**

Shareholders, deliberating as an Extraordinary General Meeting, having reviewed the Board of Directors' Report and Auditors' Special Report and in accordance with the provisions of the French Commercial Code and, in particular, Articles L 225-129 et L 225-138 thereof and Articles L 443-1 et. seq. of the French Labor Code:

- authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a five-year period commencing the date of this General Meeting;
- reserve the subscription of the entire share issue for employees of certain affiliated Group Suez companies within the meaning of Article L 233- 16 of the French Commercial Code, incorporated in the Unites States of America, who are members of a Group corporate savings plan set up by the Company and with an employment contract governed by US law (hereinafter referred to as "US employees");
- authorize the Board of Directors, within the framework set by this resolution, to allot bonus shares or other securities conferring entitlement to shares, subject to the limits laid down by Article 443-5 of the French Labor Code;
- decide that the total number of shares subscribed pursuant to this resolution must not exceed 0.50% of the share capital on the day of the Board of Directors' decision;
- decide that the issue price of the new shares issued shall be equal to the higher of (i) 85% of the average opening listed price of the Suez share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription opening period date for the share issue reserved for US employees and (ii) 85% of the listed price of the Suez share on the day of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription period opening date for the share issue reserved for US employees, subject to a maximum of 100% of the average opening listed price of the Suez share during the twenty stock market sessions preceding the date of the Board of Directors', or where appropriate, the Chairman's decision setting the subscription period opening date for the share issue reserved for US employees;
- cancel shareholder preferential subscription rights in favor of US employees;
- confer full powers on the Board of Directors, including that of delegation, to:

a. decide, at the time of each share capital increase, whether the shares should be subscribed directly by US employees or via the intermediary of a mutual fund;

b. decide, where applicable, the allotment of bonus shares as detailed above;

c. determine the date and terms and conditions of issues performed pursuant to this authorization and, in particular, set the exact price of shares in accordance with the framework laid down by General Meeting in this resolution, the subscription period opening and closing dates, the dividend ranking date, the date at which shares must be fully paid-up, subject to a maximum period of three years, whether shares may be paid-up in advance and, potentially, the number of shares that may be subscribed per employee and per issue;

d. duly note the completion of the share capital increase in the number of shares effectively subscribed;

e. perform, either directly or through a duly authorized representative, all transactions and formalities;

f. make the appropriate amendments to the bylaws with respect to the share capital increase;

g. offset share issue costs against the additional paid-in capital relating to each issue and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital amount after each increase;

h. and generally do all that is necessary.

Fourteenth Resolution - **Authorization granted to the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA**

NOTA BENA:

Suez Group employees, eligible to participate in one of the multiple Spring 2002 operation formulae, and employed by Suez Group foreign subsidiaries located in the following countries:

Argentina, Australia, Belgium, Brazil, Canada, Chili, Czech Republic, French Polynesia, Germany, Hong Kong, Hungary, Indonesia, Luxembourg, Macao, Malaysia, Morocco, Netherlands, New Caledonia, Poland, Portugal, Principality of Monaco, Slovakia, Spain, Sweden, Switzerland, Thailand, United Kingdom, United States of America,

who are Suez shareholders at the date of this General Meeting and who wish to attend the meeting or be represented, must not take part in the vote on the fourteenth resolution if they wish to later subscribe to one of the multiple Spring 2002 operation formulae.

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report, the preliminary prospectus relating to this transaction approved by the COB on February 8, 2002 and made available to shareholders in accordance with the terms and conditions detailed in Article 139 of French Decree n°67-236 of March 23, 1967, the Auditors' Special Report and the Independent Expert's Report:

- authorize the Board of Directors to increase the share capital, on one or more occasions, during a period of one year commencing the date of this General Meeting, up to a maximum par value amount of EUR 22,700,000 via the issue of a maximum of 11,350,000 new shares of EUR 2 par value each. The final amount of the share issue shall be determined as follow:

$$10[x + y + z] + 9\,[a + b]$$

where x, y, z, a and b, after any reductions, are as follows:

◊	« x »,	total employee subscriptions to Spring Multiple 2002 SCA share capital.
◊	« y »,	total employee subscriptions to Spring Multiple 2002 A SCA share capital.
◊	« z »,	total employee subscriptions to Spring Multiple 2002 B SCA share capital.
◊	«a»,	total subscriptions pursuant to the multiple formula, as described in the aforementioned Board of Directors' Report and prospectus, by employees with an employment contract governed by the laws of Australia, Canada, the Netherlands, Poland, Sweden or Thailand, to the share capital of Suez within the framework of the twelfth resolution.
◊	«b»,	total subscriptions by US employees to the share capital of Suez within the framework of the thirteenth resolution.

- decide that total subscriptions by each employee may not exceed the amount indicated in the Board of Directors' Report and, in the event of excess employee subscriptions, these shall be reduced in accordance with the procedures detailed in this report.

- decide to cancel shareholder preferential subscription rights and reserve subscription of all shares issued for Spring Multiple 2002 SCA, a Luxembourg company, with a share capital of EUR 31,000, its head office at 3 avenue Pasteur, L – 2311 Luxembourg and registered with the Luxembourg Trade and Companies register under the number B 81.161.

- decide that the issue price of the new shares to be issued shall be identical to that of shares issued within the framework of the next share capital increase reserved for employees performed pursuant to the twelfth resolution, that is equal to 80% of the average opening listed price of the Suez share on the Paris Bourse during the twenty stock market sessions preceding the date of the Board of Directors' or, where applicable, the Chairman's decision setting the subscription period opening date for the share issue reserved for employees;

- cancel the authorization granted by the Combined Annual and Extraordinary General Meeting of May 4, 2001 in the thirty-second resolution and replace it with this authorization;

- confer full powers on the Board of Directors, in particular to:

a. determine the date(s) and terms and conditions of issues performed pursuant to this authorization and, in particular, the number of new shares to be issued in accordance with the principles and objective criteria approved above, their dividend ranking date (which may be retroactive) and the issue price in accordance with the above rules,

b. decide, where appropriate, that the amount of the share capital increase or that of each share capital increase, shall be limited to the amount of subscriptions received by Suez, in accordance with applicable legal and regulatory requirements,

c. enter into any agreements and perform, either directly or through a duly authorized representative, all transactions and formalities,

d. make the relevant amendments to the bylaws in respect of the share capital increases,

e. offset share issue costs against the additional paid-in capital relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after each increase,

f. and generally do all that is necessary.

<u>Fifteenth Resolution</u> - Approval of the US Group Corporate Savings Plan granted by Suez to enable employees of US companies to subscribe to share issues decided pursuant to the authorization granted by the thirteenth resolution presented to this General Meeting

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors' Report:

- approve, in order to comply with the conditions set out in Rule 423 of the US Internal Revenue Code, the US Corporate Savings Plan made available to shareholders pursuant to Article 139 of French Decree n° 67-236 of March 23, 1967, enabling employees of US companies owned directly or indirectly by Suez and detailed in the appendix to the US Corporate Savings Plan, or which will be owned by Suez before a date to be set by the Board of Directors, to participate in share issues decided pursuant to the authorizations granted by shareholders in the thirteenth resolution presented to this General Meeting,

<u>Sixteenth Resolution</u> - Powers to carry out decisions and perform formalities

Shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

*

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All shareholders will be eligible to participate in the Meeting irrespective of the number of shares they own.

Shareholders may also appoint their spouse or another shareholder as proxy.

However, shareholders can only attend or be represented at the Meeting if they have previously been identified as:

- holders of registered shares, by registering their shares in custody only or managed accounts with Crédit Agricole Investors Services/CT, no later than one day prior to the date of the Meeting, or
- holders of bearer shares, by having a certificate filed with the financial institution or broker with which the shares are recorded, stating that their shares are non-transferable. The certificate must be filed with the Crédit Agricole Investors Services/CT (Securities Management Department) no later than one day prior to date of the Meeting.

Requests by shareholders, who have justified the ownership or representation of the fraction of common stock required by law, for draft resolutions to be included in the agenda, should be sent to the corporate headquarters by registered letter with acknowledgement of receipt no later than ten days following the publication of this notice (articles 128 and 130 of the March 23, 1967 decree).

A proxy or mail voting form will be sent directly by Crédit Agricole Investors Services/CT to all holders of registered shares. Holders of bearer shares may obtain a copy of this form as from the date of the Notice of Meeting by writing to Crédit Agricole Investors Services/CT. Requests should be made by registered letter with acknowledgement of receipt to the Service Assemblées (General Meeting Department) of Crédit Agricole Investors Services/CT, no later than six days prior to the date of the Meeting.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : March 21, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.